April 9, 2018

Dear Utah Medical Products, Inc. Shareowner:

Support Shareowner Proposal #4 Requesting Majority Vote

We urge shareowners to support Proposal #4 at the Utah Medical Products, Inc. May 4, 2018 Annual General Meeting. As of record date March 2, 2018, CalPERS owned approximately 16,500 shares of Utah Medical Products, Inc.  common stock. As a long-term shareowner of the company we ask that you support our non-binding shareowner proposal requesting the Board of Directors amend the company’s governing documents to allow for a majority voting standard in director elections, while retaining a plurality vote standard for contested director elections.

Majority Vote for Director Elections is Becoming Widely Accepted

Plurality voting is rapidly being replaced with majority voting in uncontested director elections.  Approximately 90% of the companies in the S&P 500 and 47% of the companies in the Russell 3000 have adopted some form of majority voting – an indication of the current direction of good corporate governance.

A Plurality Vote Standard Disenfranchises Shareowners

CalPERS believes that a plurality voting standard effectively disenfranchises shareowners when directors run unopposed. Under the existing plurality standard, uncontested director nominees can be elected with a single “For" vote, leaving votes “Withheld” with no legal effect whatsoever. While under the CalPERS majority vote request, director nominees would need to be elected by the affirmative vote of a majority of shares represented and voting at a duly held meeting.

Support Proposal #4 requesting Majority Vote for Director Elections

We believe a majority vote standard is essential to a sustainable system of governance that fosters director accountability and long-term value creation. Fully accountable governance structures through the adoption of majority vote should be in place to offer shareowners a meaningful voice in the director election process.  Please vote “FOR” shareowner proposal #4.

Should you have any questions please feel free to contact Todd Mattley, CalPERS Investment Officer at INVO_GE_Corporate_Governance_Engagements@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,

Simiso Nzima
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.